BlackRock Core Bond Trust

Cusip: 09249E101

Ticker: BHK

Record Date	December 31, 2021

Pay Date	January 11, 2022

Distribution Amount per share	$ 0.229600

The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the following sources: net income, net realized capital gains and return of capital. All amounts are expressed per common share.

	Current Distribution	% Breakdown of the Current Distribution	Total Cumulative Distributions for the Fiscal Year to Date	% Breakdown of the Total Cumulative Distributions for the Fiscal Year to Date

Net Income	$0.041191	18%	$0.861791	82%
Net Realized Short-Term Capital Gains	$0.095795	42%	$0.095795	9%
Net Realized Long-Term Capital Gains	$0.092614	40%	$0.092614	9%

Return of Capital	$-	0%	$-	0%

Total (per common share)	$0.229600	100%	$1.050200	100%

Average annual total return (in relation to NAV) for the 5-year period ending on November 30, 2021				8.14%

Annualized current distribution rate expressed as a percentage of NAV as of November 30, 2021				17.43%

Cumulative total return (in relation to NAV) for the fiscal year through November 30, 2021				0.71%

Cumulative fiscal year distributions as a percentage of NAV as of November 30, 2021				5.19%

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Funds Managed Distribution Plan.

The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Contact Number: 800-882-0052